40-206A/A

SEC
Mail Processing
Section

AUG 3 1 2018

Washington DC
415

2:25

File No. 803-00245

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

In the matter of

Generation Investment Management US LLP
555 Mission Street, Suite 3400, San Francisco, CA 94105

and

Generation Investment Management LLP
20 Air Street, 7th Floor, London, United Kingdom W1B 5AN

AMENDMENT NO. 1 TO AND RESTATEMENT OF APPLICATION FOR AN ORDER PURSUANT TO SECTION 206A OF THE INVESTMENT ADVISERS ACT OF 1940, AS AMENDED, AND RULE 206(4)-5(e), EXEMPTING GENERATION INVESTMENT MANAGEMENT US LLP AND GENERATION INVESTMENT MANAGEMENT LLP FROM RULE 206(4)-5(a)(1) UNDER THE INVESTMENT ADVISERS ACT OF 1940

Please send all communications to:

Robert D. Lenhard, Esq.
Zachary G. Parks, Esq.
Covington & Burling LLP
One CityCenter
850 Tenth Street, NW
Washington, DC 20001

This Application, including Exhibits, consists of 42 pages
Exhibit Index appears on page 31

18003622

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

In the matter of GENERATION INVESTMENT MANAGEMENT US LLP, and GENERATION INVESTMENT MANAGEMENT LLP File No. 803-00245	AMENDMENT NO. 1 TO AND RESTATEMENT OF APPLICATION FOR AN ORDER PURSUANT TO SECTION 206A OF THE INVESTMENT ADVISERS ACT OF 1940, AS AMENDED, AND RULE 206(4)-5(e), EXEMPTING GENERATION INVESTMENT MANAGEMENT US LLP AND GENERATION INVESTMENT MANAGEMENT LLP FROM RULE 206(4)-5(a)(1) UNDER THE INVESTMENT ADVISERS ACT OF 1940

I. PRELIMINARY STATEMENT AND INTRODUCTION

Generation Investment Management US LLP ("Generation US") and Generation Investment Management LLP ("Generation UK", and collectively with Generation US, "Generation" or the "Advisers" or the "Applicants") hereby amend and restate their application to the Securities and Exchange Commission (the "Commission") for an order, pursuant to Section 206A of the Investment Advisers Act of 1940, as amended (the "Act"), and Rule 206(4)-5(e), exempting the Advisers from the two-year prohibition on compensation imposed by Rule 206(4)-5(a)(1) under the Act for investment advisory services provided to the government entity described below following a contribution to a California gubernatorial candidate by a covered associate as described in this

Application, subject to the representations set forth herein (as amended and restated, the "Application").

Section 206A of the Act authorizes the Commission to "conditionally or unconditionally exempt any person or transaction . . . from any provision or provisions of [the Act] or of any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of [the Act]."

Section 206(4) of the Act prohibits investment advisers from engaging "in any act, practice, or course of business which is fraudulent, deceptive, or manipulative," and directs the Commission to adopt such rules and regulations, define, and prescribe means reasonably designed to prevent, such acts, practices, or courses of business. Under this authority, the Commission adopted Rule 206(4)-5 (the "Rule"), which prohibits a registered investment adviser from providing "investment advisory services for compensation to a government entity within two years after a contribution to an official of the government entity is made by the investment adviser or any covered associate of the investment adviser."

The term "government entity" is defined in Rule 206(4)-5(f)(5) as including any agency, authority, or instrumentality of a state, or a pool of assets sponsored or established by a State or political subdivision, or any agency, authority, or instrumentality thereof, including a defined benefit plan. The definition of an "official" of such government entity in Rule 206(4)-5(f)(6)(ii) includes the holder of or candidate for an elective office with authority to appoint a person who is directly or indirectly responsible for, or who can influence the outcome of, the government entity's hiring of an investment adviser. The "covered associates" of an investment adviser are defined in Rule 206(4)-5(f)(2)(i) as including its managing member, executive officers, or other individuals with similar status or function as well as any employee who solicits a government entity on behalf of an investment adviser and any person who supervises, directly or indirectly, such employee. Rule 206(4)-5(f)(4) defines "executive officer" as "(i) The president; (ii) Any vice president in charge of a principal business unit, division or function (such as sales, administration or finance); (iii) Any other officer of the investment advisor who performs a policy-making function; or (iv) Any other person who performs similar policy-making functions for the investment advisor." Rule 206(4)-5(c) specifies that, when a government entity invests in a covered investment pool, the investment adviser to that covered investment pool will be treated as providing advisory services directly to the government entity. "Covered investment pool" is defined in Rule 206(4)-5(f)(3)(ii) as including any company that would be an investment company under Section 3(a) of the Investment Company Act of 1940, as amended (the "1940 Act"), but for the exclusion provided from that definition by Section 3(c)(7) of the 1940 Act.

Rule 206(4)-5(b) provides exceptions from the two-year prohibition under Rule 206(4)-5(a)(1) with respect to contributions that do not exceed a de minimis threshold, were made by a person more than six months before becoming a covered associate, unless such person, after becoming a covered associate, solicits clients on behalf of the investment adviser, or were discovered by the adviser and returned by the official within a specified period and subject to certain other conditions. Should no exception be available, Rule 206(4)-5(e) permits an investment adviser to apply for, and the Commission to conditionally or unconditionally grant, an exemption from the Rule 206(4)-5(a)(1) prohibition on compensation.

In determining whether to grant an exemption, the Rule contemplates that the Commission will consider, among other things, (i) whether the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act; (ii) whether the investment adviser, (A) before the contribution resulting in the prohibition was made, adopted and implemented policies and procedures reasonably designed to prevent violations of the Rule; (B) prior to or at the time the contribution which resulted in such prohibition was made, had no actual knowledge of the contribution; and (C) after learning of the contribution, (1) has taken all available steps to cause the contributor involved in making the contribution which resulted in such prohibition to obtain a return of the contribution, and (2) has taken such other remedial or preventative measures as may be appropriate under the circumstances; (iii) whether, at the time of the contribution, the contributor was a covered associate or otherwise an employee of the investment adviser, or was seeking such employment; (iv) the timing and amount of the contribution which resulted in the prohibition; (v) the nature of the election (*e.g.*, Federal, State or local); and (vi) the contributor's apparent intent or motive in making the contribution that resulted in the prohibition, as evidenced by the facts and circumstances surrounding such contribution.

Based on those considerations and the facts described in this Application, the Applicants respectfully submit that the relief requested herein is appropriate in the public interest and is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Accordingly, the Applicants request an order exempting them to the extent described herein from the prohibition under Rule 206(4)-5(a)(1) so as to permit them to receive compensation for investment advisory services provided to the Client (as defined below) within the two-year period following the contribution identified herein to an official of such government entity by a covered associate of the Applicants.

II. STATEMENT OF FACTS

A. The Applicants

Generation US is a financial services firm registered with the Commission as an investment adviser pursuant to the Act. Generation UK, the 99.9 percent owner of Generation US, is an exempt reporting adviser under Rule 204-4(a) under the Act. The Applicants provide discretionary investment advisory services to a wide variety of investors with aggregate assets under their management of approximately $20 billion.

B. The Government Entity

The California State Teachers Retirement System ("CalSTRS" or the "Client"), one of Generation US's clients, is a government entity in the State of California. Generation UK acts as a sub-adviser to Generation US with respect to the Client's investments. The Client is a state pension fund with a twelve-member board; one board member is the Director of Finance, who is appointed by the Governor of California, and five other board members are directly appointed by the Governor of California. The Client has engaged Generation US directly for investment advisory services and has not invested in a covered investment pool to which Generation US is acting as investment adviser. The Client is a government entity as defined in Rule 206(4)-5(f)(5)(i).

C. The Contributor

The individual who made the campaign contribution that triggered the two-year compensation ban (the "Contribution") is Colin le Duc (the "Contributor"). The Contributor is a founding partner of Generation UK who also serves on the Management Committee of Generation UK, Generation's governing body. In addition, on October 4, 2017, Generation announced that the Contributor had been appointed Co-President of Generation US's new office in San Francisco, its U.S. headquarters, with joint Management Committee responsibility for the office. On June 30, 2018, the Contributor assumed sole responsibility for the office after the other Co-President retired. In his current capacity as President of the office (and in his former capacity as Co-President of the office), the Contributor is responsible for reporting on United States operations to the Management Committee and for the culture of the San Francisco office. As a member of the Management Committee of Generation UK, which committee performs a policy-making function for Generation UK, and as the President of Generation US's office, a principal business unit of Generation US, the Contributor is, and at the time of the contribution was, an executive officer of Generation UK and Generation US under Rule 206(4)-5(f)(4), and thus by definition is and at all relevant times was a covered associate pursuant to Rule 206(4)-5(f)(2)(i).

Despite these titles, the Contributor's primary day-to-day activities involve advising upon the investments of Generation's Growth Equity Funds, a separate set of funds from those in which the Client is invested. The Contributor serves on the Investment Committee of the Growth Equity Funds, is one of the senior members of the Growth Equity team, and, on the Contribution Date, was the Co-Chief Investment Officer ("Growth Co-CIO") of the Growth Equity team. As Growth Co-CIO, he shared responsibility for portfolio construction and investment performance of only the Growth Equity Funds. As Growth Co-CIO, he further coordinated the Growth Equity team that makes investment recommendations which he and others presented to the full Growth Equity Investment Committee for review and approval. As of March 14, 2018, Contributor no longer serves as Growth Co-CIO, but remains a member of the Investment Committee of the Growth Equity Funds.

In addition, when the Growth Equity strategy launches a new fund, which occurs approximately every five to seven years, Contributor has historically solicited entities, including occasionally government entities, to invest in the new fund. The Contributor does not supervise anyone who solicits government entities.

Given his focus on the Growth Equity Funds, in which the Client is not invested, the Contributor's interactions with the Client have been limited. The Contributor was not involved in soliciting the Client when it made its investments, all of which were made in 2007 and 2008. As noted, the Client's investments were all made in a separate set of funds from those co-managed by the Contributor. Furthermore, he did not supervise any employees who solicited the Client for Generation.

Based on a diligent review, the Contributor's only communications with the Client, other than occasional remarks to all attendees at conferences and similar events where a representative of the Client may have been among many different interested parties in attendance, were several communications between 2012 and 2014 to ask whether the Client would be interested in investing in Generation's second Growth Equity Fund (this fund has since been closed to new investors). The Contributor submits that his practice was to enter all meetings with potential or existing investors in his calendar, and a review of his calendar and other relevant documents did not reveal any other communications between the Contributor and any representative of the Client. The Client declined to pursue the investment in 2014 and, subsequent to that, the Contributor's Growth Equity Funds were both closed to new investors.

The Contributor submits that, other than the Contribution that triggered the compensation ban, he has never previously made — or since made — a political contribution at the federal, state, or local level, and Generation's review of the Federal Election Commission database and targeted state databases did not identify any other contributions from the Contributor.

D. The Official

The recipient of the Contribution was "Newsom for California—Governor 2018," the campaign committee for Gavin Newsom's California gubernatorial campaign. Mr. Newsom (the "Official") is currently Lieutenant Governor of the State of California. Because the Lieutenant Governor is not directly or indirectly responsible for, and cannot influence the outcome of, the hiring of an investment adviser by the Client and has no authority to appoint such a person, the Official has not had any role in the Client's investment decisions. Nevertheless, because he was seeking the office of Governor, the Official is an "official" of the Client under the Rule. In particular, to be covered, the office must have the authority to directly or indirectly influence the selection of an investment adviser, or the authority to appoint a person with such authority. The Governor of California has appointment authority (subject to Senate confirmation) with respect to five members of the Client's twelve-member board and also appoints the Director of Finance, who sits *ex officio* on the Client's board, and the Client's board is directly or indirectly responsible for, or can influence the outcome of, the Client's hiring of an investment adviser.

The Official prevailed in the primary election on June 5, 2018 and a general election will take place on November 6, 2018. The new Governor will not assume office until January 7, 2019. It is only after that time that he, if elected, will begin to have any authority with respect to appointing individuals who can influence the Client's selection of an investment adviser.

E. The Contribution

On June 7, 2017 (the "Contribution Date"), the Contributor contributed $5,000 to the Official's campaign for Governor (the "Contribution"). The Contribution was not motivated by any desire to influence the award of investment advisory business.

The Contribution was made after the Contributor's next-door neighbor sent him, on June 3, 2017, a text message inviting him to a fundraising event for the Official's gubernatorial campaign, which coincided with the next-door neighbor's birthday. The included contribution form indicated that, to attend the dinner, a contribution to the Official's campaign was requested. Specifically, the form set out three levels of "Suggested Contribution" as follows: Cocktails - $1,000; Dinner - $5,000; and Co-Host $25,000. The Contributor and his wife were socially acquainted with the Official and his wife because two of the Official's children and two of the Contributor's children were, at the time, in the same classes at their local primary school. The Contributor completed the contribution form, and on June 7, 2017, made the minimum suggested contribution for dinner of $5,000 as a personal contribution via debit card to "Newsom for California—Governor 2018". The Contributor's decision to make the Contribution was spontaneous and motivated by his neighbor's request and the school relationship. Nevertheless, the Contribution resulted in the two-year compensation ban pursuant to Rule 206(4)-5.

The Contributor and the Official have never discussed potential investments by California government entities, nor has the Contributor ever solicited or coordinated any other contributions for the Official. In addition, the Contributor has confirmed that he had no intention to seek, and that neither he nor the Applicants took any action to obtain, any direct or indirect influence from the Official or any other person. At no time did any partners or employees of the Applicants, other than the Contributor, have any knowledge that the Contribution had been made prior to its discovery by the Applicants on December 1, 2017.

F. The Client's Investments with Advisers

Generation US has been doing business with the Client since 2007. The investments were all made in 2007 and 2008, almost a decade before the Contribution

Date and long before the Official would take office, should he win the 2018 general election. The Client has not materially added to its assets under management by the Advisers, initiated new mandates, or opened new accounts since 2008, although the Client in February 2018 announced that a different Generation investment fund that is also not managed by the Contributor was eligible to receive a commitment from Client.

Neither the Contributor nor anyone whom he supervises was in any way involved in soliciting the Client with respect to its current business or with respect to the Client's recent announcement that a different Generation investment fund not managed by the Contributor was eligible to receive a commitment.. The Contributor had no intention to seek, and no action was taken either by the Contributor or by the Applicants to obtain, any direct or indirect influence from the Official or any other person with respect to these investments.

G. The Advisers' Discovery of the Error and Response

Generation learned of the Contribution on December 1, 2017, after the Contributor disclosed it in an interview with a regulatory compliance firm engaged by Generation to complete its annual "mock audit." The regulatory compliance firm reported the Contribution to Generation on the same day, Friday, December 1, 2017. The Contributor, through counsel, requested a refund of the full $5,000 the next business day, and received the refund on December 8, 2017.

The Advisers established an escrow account on February 27, 2018 into which they have been depositing an amount equal to the compensation received with respect to the Client's investments since the Contribution Date. Compensation to the Advisers for the investment advisory services they provide to the Client comes solely in the form of management fees and incentive fees paid quarterly. All management fees and incentive fees earned with respect to the Client's investments since the Contribution Date have been placed in escrow and will continue to be placed in escrow pending the outcome of this Application. The Advisers have notified the Client of the Contribution and indicated that they are seeking exemptive relief from the Commission. Absent exemptive relief from the Commission, the compensation placed in escrow will be refunded in a way that is permissible under applicable laws and the Rule, if required by any final order of the Commission, provided that such order is not vacated by a court of competent jurisdiction. The Advisers admonished the Contributor for the Contribution, reminded him of his status as an Executive Officer of Generation, and the restrictions and requirements resulting from Generation's Pay-to-Play Policy (the "Policy") (including the prohibition on making contributions to state or local officeholders or candidates), and the Rule, to prevent any future issues.

H. The Advisers' Pay-to-Play Policies and Procedures

The Policy was first adopted and implemented in 2011. The Policy is more restrictive than the Rule in that all contributions to any person (including any election committee for the person) who was, at the time of the contribution, an incumbent, candidate or successful candidate for elective office of a state or local government entity are prohibited. There is no de minimis exemption from the contribution prohibition requirement. (The Policy permits exceptions to the contribution ban in rare cases where approved in writing by the Compliance Officer and where no material risk of a pay-to-play violation would arise.) The Policy is not limited to the Advisers' managing members, executive officer and other "covered associates," but also all employees and partners and spouses and family members of covered associates. After the discovery of the Contribution, the Advisers reviewed their Policy and procedures and concluded they were adequate.

For example, under the Policy, the Advisers already send employees multiple compliance alerts reminding employees of the Policy and the strict prohibition on political contributions. Indeed, the Contributor was notified or reminded of the Policy on at least eight occasions between December 2013 and September 2016, either as part of a general reminder of Generation's Code of Ethics or as a separate specific reminder on political contributions. These notices included three email reminders in July and August 2016 and Generation's distribution of an updated copy of its revised Policy on September 8, 2016. One of these emails to the Contributor even specifically warned against making contributions to California candidates.

Partners and employees subject to the Policy were required to certify annually to their compliance with the Policy. Since at least 2012, Generation required the Contributor and all other employees and partners to complete an annual certification attesting that the individual had read and understood the Generation Compliance Manual, which discussed Generation's prohibition on political contributions, and undertook to abide by all Generation policies. As of the date of the Contribution, the Contributor had completed at least six such certifications. Also, in 2016 and 2017, the Contributor (like all partners and employees) was required to complete a separate annual certification called "Annual Certification—Political Contributions." The Contributor completed both annual certifications. In fact, on May 30, 2017 — only one week before the Contribution Date — the Contributor submitted his most recent certification attesting that he had not provided a political contribution to a state candidate or officeholder in the preceding 24 months and that he would not, in the future, make a contribution to a state candidate or officeholder. The Contributor considered the Contribution in its social context at the time and has stated that he simply forgot about the Policy in this circumstance, notwithstanding the recent reminder.

In addition to the above procedures, the Advisers retain a compliance vendor to conduct periodic audits and testing of compliance with a variety of restrictions, including those covered in the Policy on political contributions. As noted, the interview the compliance vendor conducted with the Contributor identified the Contribution.

In order to further ensure compliance with the Policy, Generation has, since the discovery of the Contribution, updated the Policy and re-distributed it to all partners and employees and other personnel. The updated Policy now mandates annual live or video-conference training on the Policy, increases the frequency of the internal compliance certifications from annually to quarterly, and increases the frequency of quarterly campaign finance database testing and reviews from annually to quarterly.

III. STANDARD FOR GRANTING AN EXEMPTION

In determining whether to grant an exemption, Rule 206(4)-5(e) provides that the Commission will consider, among other factors:

(1) Whether the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act;

(2) Whether the investment adviser:

(i) before the contribution resulting in the prohibition was made, adopted and implemented policies and procedures reasonably designed to prevent violations of the Rule;

(ii) prior to or at the time the contribution which resulted in such prohibition was made, had no actual knowledge of the contribution; and

(iii) after learning of the contribution:

(a) has taken all available steps to cause the contributor involved in making the contribution which resulted in such prohibition to obtain a return of the contribution; and

(b) has taken such other remedial or preventive measures as may be appropriate under the circumstances;

(3) Whether, at the time of the contribution, the contributor was a covered associate or otherwise an employee of the investment adviser, or was seeking such employment;

(4) The timing and amount of the contribution which resulted in the prohibition;

(5) The nature of the election (*e.g.*, Federal, State, or local); and

(6) The contributor's apparent intent or motive in making the contribution which resulted in the prohibition, as evidenced by the facts and circumstances surrounding such contribution.

As explained below, each of these factors weighs in favor of granting the relief requested in this Application.

IV. STATEMENT IN SUPPORT OF EXEMPTIVE RELIEF

The Applicants[1] submit that an exemption from the two-year prohibition on compensation is necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. The Client determined to invest with the Applicants and establish an advisory relationship on an arm's length basis free from any improper influence as a result of the Contribution. In support of that conclusion, the Applicants note that the relationship with the Client significantly predates the Contribution. Additionally, at the time of the Contribution and the refund, and at the time all of the Clients' decisions to invest with the Applicants were made, the Official had no influence over the Client's decision-making.

The Applicants further note that the Contribution was made because of the personal relationship between the Contributor and his neighbor who requested the

[1] Both Generation US and Generation UK seek exemptive relief from the Commission. Generation US seeks an exemption because it has provided investment advisory services for compensation to Client. Generation UK seeks an exemption because, as a sub-adviser with respect to Client's investments, it has provided, indirectly, investment advisory services for compensation to Client. *See* Political Contributions by Certain Investment Advisers, 75 Fed. Reg. 41017 n.397 (July 14, 2010) ("A subadviser would be providing 'investment advisory services for compensation to a government entity' regardless of whether the subadviser is paid directly by the government entity or by the adviser.").

Contribution and because of the social relationship between the Contributor and the Official as parents of children in the same class at the same primary school, and not because of any desire to influence the award of investment advisory business. The Contributor has not been involved in the Applicants' solicitation of investment advisory business from the Client, and was not involved in soliciting the investments from the Client.

Furthermore, the Contributor disclosed the Contribution in connection with an audit conducted by the Applicants' compliance vendor and the Applicants ensured that he promptly sought and obtained a refund once it learned of the Contribution. The Contribution was discovered on December 1, 2017 and fully refunded on December 8, 2017, within about six months of the Contribution Date.

Given the nature of the Contribution, and the lack of any evidence that the Advisers or the Contributor intended to, or actually did, interfere with the Client's merit-based process for the selection or retention of investment advisers, the Client's interests are best served by allowing the Advisers and the Client to continue their relationship uninterrupted. Causing the Advisers to serve without compensation for a two-year period would result in a financial loss potentially hundreds or thousands of times the amount of the Contribution. The policy underlying the Rule is served by ensuring that no improper influence is exercised over investment decisions by governmental entities as a result of campaign contributions and not by withholding compensation as a result of unintentional violations.

The other factors suggested for the Commission's consideration in Rule 206(4)-5(e) similarly weigh in favor of granting an exemption to avoid consequences disproportionate to the violation.

A. Policies and Procedures before the Contribution

The Advisers adopted and implemented the Policy, which is fully compliant with and more rigorous than, the Rule's requirements, well before the Contribution Date. At the time of the Contribution, the Advisers required covered associates to certify to their compliance annually (the Policy now requires quarterly certifications), and retained (and still retain) an outside compliance firm to conduct internet testing and review compliance with the Policy as part of the firm's periodic audit process. The Contributor received many email reminders of the Policy in the years preceding the Contribution and repeatedly certified that he would not make a contribution to a candidate for state office, including making one such certification approximately one week before making the Contribution.

B. Actual Knowledge of the Contribution

Although it may be argued that the activity of one of the firm's executive officers is imputed to the Advisers as a matter of law, we believe that the facts militate against such an imputation here. The Contributor acted as an individual when contributing at the request of a personal friend to the campaign of another parent in his children's school. At no time prior to the point Contributor reported it did any employees or covered associates of the Advisers, or any executive or employee of the Advisers' affiliates, other than the Contributor, know of the Contribution to the Official. It was only when the Contributor voluntarily disclosed the Contribution during the interview process in connection with Generation US's compliance testing that anyone else learned of the Contribution. Moreover, the Contributor did not discuss the Contribution prior to making it with the Advisers or any of the Advisers' covered associates.

C. Advisers' Response After the Contribution

After learning of the Contribution, the Advisers caused the Contributor to immediately obtain a full refund of the Contribution as described in more detail above. The Advisers then established an escrow account for all compensation attributable to the Client's investments after discovery of the Contribution. The Advisers reviewed their Policy and procedures and concluded that they were more than adequate for preventing impermissible contributions. In particular, thanks to the periodic reminders sent by the Advisers, the Contributor was well aware of the Policy's prohibition on political contributions to candidates for state office and indeed certified that he would comply with the restriction one week before the Contribution Date. Although he made an isolated error in making the Contribution, he on his own disclosed the Contribution during a routine interview in connection with the audit process. Nevertheless, the Advisers admonished the Contributor for the Contribution, reminded him of his status as an Executive Officer of Generation, and the restrictions and requirements resulting from Generation's Policy and SEC Rule 206(4)-5, to prevent any future issues.

In addition, after discovery of the Contribution, the Applicants updated the Policy and re-distributed it by email to all partners and employees and other personnel. The Policy now mandates annual live or video-conference training on the Policy, increases the frequency of internal compliance certifications with respect to the Policy from annually to quarterly, and increases the frequency of testing via Internet searches on campaign finance databases from annually to quarterly.

D. Status of the Contributor

The Contributor is and has, at all relevant times, been a covered associate of the Advisers. However, the Contributor was not involved in obtaining, managing, or retaining any of the Client's current or prospective investments. As described above, the Contributor confirmed that (other than occasional remarks to all attendees at conferences and similar events) the Contributor had only a few contacts with the Client between 2012 and 2014 related to a fund now closed to new investors in which the Client chose not to invest. Those contacts were unrelated to the Client's current investment in the Global Equity strategy, which pre-dated those contacts by five years, or its prospective investment in a different strategy called Asia Equity which is not managed by Contributor. He has not solicited or otherwise communicated with the Client. Rather, the Contributor's primary role at Generation is to manage the investments of entirely different funds in which the Client does not invest.

E. Timing and Amount of the Contribution

As noted above, the Client's investments with the Advisers substantially predate the Contribution. They were done on an arms' length basis and the Contributor and the

Advisers took no action to obtain any direct or indirect influence from the Official. The Contributor did not solicit or supervise anyone who solicited the Client with respect to these investments. Although his job would not ordinarily cause him to interact with the Client, after learning of the Contribution, the Advisers, out of an abundance of caution, instructed him not to solicit or otherwise communicate with the Client for two years following the Contribution Date. Furthermore, no investments were made in the period between the Contribution Date and the day it was refunded. The Official also did not serve on the Client's board or have authority to appoint someone to the board during that time and still does not serve on that board or have this authority.

The Contribution amount was the minimum needed to attend the dinner to which the Contributor was invited, was one-fifth of the maximum $25,000 amount requested on the invitation, and was less than 20 percent of the $29,200 amount an individual could contribute to the Official's campaign under California law.

F. Nature of the Election and Other Factors and Circumstances

The nature of the election and other facts and circumstances indicate that the Contributor's apparent intent in making the Contribution was not to influence the selection or retention of the Adviser. The Contributor and the Official have a relationship that arises out of the fact that their children were classmates in the same primary school. It was because of this relationship, and the fact that the contribution was solicited by the Contributor's next-door neighbor, and not because of any desire to influence the award of investment advisory business, that the Contributor made the Contribution to the Official's campaign.

Further, even if the Official were to be elected Governor, his authority would be limited to appointing members of the Client's board. That authority is sufficient to make him an "official" for purposes of the Rule because the board is ultimately responsible for the Client's selection of investment advisers. But, in practice, the Governor's ability to influence the selection of investment advisers is remote and attenuated. The Client's board, which has the ultimate responsibility for selecting investment advisers, in turn delegates authority for the day-to-day management of the Client's investment decisions to the Client's Chief Investment Officer, who is not appointed by the Governor. *See* "Executive Staff," CalSTRS, available at https://www.calstrs.com/executive-staff. While the CalSTRS board retains overall responsibility with respect to the Client's investments, *see* Cal. Educ. Code § 22201(a), the Governor does not sit on the board. *See id.* § 22200(a). And because the Governor directly appoints only five of the twelve board members (and indirectly appoints another, the California Director of Finance, who sits *ex officio*), the Governor's appointees do not occupy a majority of the seats on the Client's board. *See id.* § 22200(a)(4) (providing that the Director of Finance—appointed by the governor—sits on the board); § 22200(a)(6) (providing that five additional members are appointed by the Governor). All other members are independently elected, *see id.* § 22000(a)(1)–(3), or elected by the participants in CalSTRS plans. *Id.* § 22200(a)(5).

Given the difficulty of proving a quid pro quo arrangement, the Applicants understand that adoption of a regulatory regime with a default of strict liability, like the Rule, is necessary. However, the Applicants appreciate the availability of exemptive relief at the Commission's discretion where imposition of the two-year prohibition on compensation does not achieve the Rule's purposes or would result in consequences disproportionate to the mistake that was made. The Applicants respectfully submit that such is the case with the Contribution. Neither the Applicants nor the Contributor sought to interfere with the Client's merit-based selection process for advisory services, nor did they seek to negotiate higher fees or greater ancillary benefits than would be achieved in arms' length transactions. There was no violation of the Advisers' fiduciary duty to deal fairly or disclose material conflicts given the absence of any intent or action by the Advisers or the Contributor to influence the selection process. The Applicants have no reason to believe the Contribution undermined the integrity of the market for advisory services or resulted in a violation of the public trust in the process for awarding contracts.

G. Precedent

The Applicants note that the Commission granted exemptions similar to that requested herein with respect to relief from Section 206A of the Act and Rule 206(4)-5(e) in: Davidson Kempner Capital Management LLC, Investment Advisers Act Release Nos. IA-3693 (October 17, 2013) (notice) and IA-3715 (November 13, 2013) (order) (the "Davidson Kempner Application"); Ares Real Estate Management Holdings, LLC, Investment Advisers Act Release Nos. IA-3957 (October 22, 2014) (notice) and IA-3969 (November 18, 2014) (order) (the "Ares Application"); Crestview Advisors, LLC, Investment Advisers Act Release Nos. IA-3987 (December 19, 2014) (notice) and IA-3997 (January 14, 2015) (order) (the "Crestview Application"); T. Rowe Price Associates, Inc., and T. Rowe Price International Ltd., Investment Advisers Release Nos. IA-4046 (March 12, 2015) (notice) and IA-4508 (April 8, 2015) (order) (the "T. Rowe

Application"); Crescent Capital Group, LP, Investment Advisers Release Nos. IA-4140 (July 14, 2015) (notice) and IA-4172 (August 14, 2015) (order) (the "Crescent Application"); and Starwood Capital Group Management, LLC, Investment Advisers Act Release Nos. IA-4182 (August 26, 2015) (notice) and IA-4203 (September 22, 2015) (order) (the "Starwood Application"); Fidelity Management & Research Company and FMR Co., Inc., Investment Advisers Release Nos. IA-4220 (October 8, 2015) (notice) and IA-4254 (November 3, 2015) (order) (the "FMR Application"); Brookfield Asset Management Private Institutional Capital Adviser US, LLC et. al., Investment Advisers Act Release Nos. IA-4337 (February 22, 2016) (notice) and IA-4355 (March 21, 2016) (order) (the "Brookfield Application"); Angelo, Gordon & Co., LP, Investment Advisers Release Nos. IA-4418 (June 10, 2016) (notice) IA-4444 (July 6, 2016) (order) (the "Angelo Gordon Application"); Brown Advisory LLC, Investment Advisers Act Release Nos. IA-4605 (January 10, 2017) (notice) and IA-4672 (February 7, 2017) (order) (the "Brown Application"); Stephens, Inc., Investment Advisors Act Release Nos. IA-4797 (Oct. 18, 2017) (notice) and IA-4810 (Nov. 14, 2017) (order) (the "Stephens Application"); PNC Capital Advisors, LLC, Investment Advisors Act Release Nos. IA-4825 (Dec. 8, 2017) and IA-4838 (Jan. 3, 2018) (order) (the "PNC Capital Application"); and Blackrock Advisors, LLC, Investment Advisors Release Nos. IA-4912 (May 11, 2018) (notice) and IA-4937 (June 6, 2018) (order) (the "Blackrock Application," and collectively the "Granted Applications"). The facts and representations made in this Application and the Granted Applications are substantially similar.

Nature of the Official. In the Davidson Kempner Application, the recipient of the contribution was, at the time of the contribution, the Ohio State Treasurer. One member of each Davidson Kempner Ohio client is appointed by the elective official holding the office of Ohio State Treasurer. By comparison, on the Contribution Date, the Official was not responsible for and could not influence the outcome of the Client's hiring of an investment adviser, nor could he appoint someone with this authority. The Contribution was made almost a full year before the primary election, and nearly 18 months before a new governor would be in a position to begin to appoint any individuals to the Client's board.

Amount of the Contribution. The contributions in the Crestview Application and the BlackRock Application were the maximum allowed at the time under applicable law. By contrast, the Contribution of $5,000 was substantially less than the maximum allowed under applicable law.

Knowledge of the Contribution. In the Davidson Kempner Application, the contributor informed the applicant's executive managing member of his interest in and intention to meet with the Ohio State Treasurer. In this case, the Contributor informed another Generation officer that he would be attending a small dinner with the Official and asked for the Generation officer's views on the Official, but did not tell the officer that the dinner was a fundraising event, that he had made a contribution to the Official's campaign, or otherwise suggest that the dinner was connected to Generation's business with the Client and, indeed, Generation's business with the Client was not discussed at the dinner. As in the Davidson Kempner Application, none of the Applicants' officers or employees, other than the Contributor, had any knowledge that the Contribution had been made until the Contributor belatedly disclosed the Contribution during a routine audit.

Discovery of the Contribution. In the T. Rowe Price Application, the adviser discovered the contribution over two years after it was made. In contrast, Applicants' periodic compliance audits ensured the Contribution was discovered quickly, less than six months after it was made.

Client Investments after the Contribution. In the Davidson Kempner Application, a government entity with respect to the State of Ohio invested in the applicant's fund subsequent to the contribution that triggered the two-year compensation ban. In contrast, the Client has a longstanding advisory relationship with the Advisers that greatly predates the Contribution. The Contributor did not solicit the Client for those investments and will have no contact with the Client for two years following the Contribution Date. The Contributor also did not supervise anyone who solicited the Client for the investments.

The Applicants believe that the same policies and considerations that led the Commission to grant relief in the Davidson Kempner Application and the other Granted Applications are present here. In all instances, the imposition of the Rule would result in consequences vastly disproportionate to the mistake that was made. Moreover, the differences between this Application and the Davidson Kempner Application weigh even further in favor of granting the relief requested herein.

V. REQUEST FOR ORDER

The Applicants seek an order pursuant to Section 206A of the Act, and Rule 206(4)-5(e), thereunder, exempting them, to the extent described herein, from the two-year prohibition on compensation required by Rule 206(4)-5(a)(1) under the Act, to permit the Applicants to receive compensation for investment advisory services provided to the Client within the two-year period following the Contribution identified herein to an Official of such government entity by a Covered Associate of the Applicants.

Conditions. The Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

(1) The Contributor will be prohibited from discussing the business of the Applicants with any "government entity" client or prospective client for which the Official is an "official," each as defined in Rule 206(4)-5(f), until June 7, 2019.

(2) The Contributor will receive a written notification of this condition and will provide a quarterly certification of compliance until June 7, 2019. Copies of the certifications will be maintained and preserved in an easily accessible place for a period of not less than five years, the first two years in an appropriate office of the Advisers, and be available for inspection by the staff of the Commission.

(3) The Advisers will conduct testing reasonably designed to prevent violations of the conditions of this Order and maintain records regarding such testing, which will be maintained and preserved in an easily accessible place for a period of not less than five

years, the first two years in an appropriate office of the Advisers, and be available for inspection by the staff of the Commission.

VI. CONCLUSION

For the foregoing reasons, the Applicants submit that the proposed exemptive relief, conducted subject to the representations set forth above, would be fair and reasonable, would not involve overreaching, and would be consistent with the general purposes of the Act.

VII. PROCEDURAL MATTERS

Pursuant to Rule 0-4 of the rules and regulations under the Act, a form of proposed notice for the order of exemption requested by this Application is set forth as Exhibit E to this Application. In addition, a form of proposed order of exemption requested by this Application is set forth as Exhibit F to this Application.

On the basis of the foregoing, the Applicants submit that all the requirements contained in Rule 0-4 under the Act relating to the signing and filing of this Application have been complied with and that the Applicants, which have signed and filed this Application, are fully authorized to do so.

The Applicants request that the Commission issue an order without a hearing pursuant to Rule 0-5 under the Act.

Dated: August 28, 2018

Respectfully submitted,

Generation Investment Management US LLP

By: [signature]
Alexander Marshall, Esq.
Agent and Designee

Generation Investment Management LLP

By: [signature]
Alexander Marshall, Esq.
General Counsel

Exhibit Index

Exhibit A: Authorization of Generation US	Page A-1
Exhibit B: Authorization of Generation UK	Page B-1
Exhibit C: Verification of Generation US	Page C-1
Exhibit D: Verification of Generation UK	Page D-1
Exhibit E: Proposed Notice for the Order of Exemption	Page E-1
Exhibit F: Proposed Order of Exemption	Page F-1

Exhibit A

Authorization of Generation US

All requirements of the Amended and Restated Limited Liability Partnership Agreement of Generation Investment Management US LLP (as amended from time to time, the "Partnership Agreement") have been complied with in connection with the execution and filing of this Application. Generation Investment Management US LLP represents that the undersigned individual is authorized to file this Application pursuant to the Partnership Agreement.

Generation Investment Management US LLP

Name: Alexander Marshall, Esq.
Title: Agent and Designee of Generation Investment Management US LLP

Dated: August 28, 2018

Exhibit B

Authorization of Generation U.K.

All requirements of the Eighth Amended and Restated Limited Liability Partnership Agreement dated as of January 1, 2016 (as amended from time to time, the "Partnership Agreement") of Generation Investment Management LLP have been complied with in connection with the execution and filing of this Application. Generation Investment Management LLP represents that the undersigned individual is authorized to file this Application pursuant to the Eighth Amended and Restated Limited Liability Partnership Agreement.

Generation Investment Management LLP

Name: Alexander Marshall, Esq.
Title: General Counsel

Dated: August 28, 2018

Exhibit C

Verification of Generation US

United Kingdom, Town/City of LONDON

The undersigned being duly sworn deposes and says that he has duly executed the attached Application, dated August 28, 2018, for and on behalf of Generation Investment Management US LLP; that he is the Agent and Designee of such limited liability partnership; and that all action by Generation Investment Management US LLP and other bodies necessary to authorize deponent to execute and file such Application has been taken. Deponent further says that he is familiar with such Application, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Name: Alexander Marshall, Esq.
Title: Agent and Designee of Generation Investment Management US LLP

Subscribed and sworn to before me, a Notary Public, this 28 day of August 2018.

WENDY YUK WAH SYMON - NOTARY PUBLIC
Edward Young Limited Notary Public London
3 Carlos Place London W1K 3AT United Kingdom
Tel: +44 (0) 20 7499 2605
www.notarypublicinlondon.com
notary@notarypublicinlondon.com
Official Seal

WENDY YUK WAH SYMON NOTARY PUBLIC

My commission expires ON DEATH

Exhibit D

Verification of Generation UK

United Kingdom, Town/City of LONDON

The undersigned being duly sworn deposes and says that he has duly executed the attached Application, dated August 28, 2018, for and on behalf of Generation Investment Management LLP; that he is the Chief Legal Officer of such limited liability partnership; and that all action by Generation Investment Management LLP and other bodies necessary to authorize deponent to execute and file such Application has been taken. Deponent further says that he is familiar with such Application, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

Name: Alexander Marshall, Esq.
Title: General Counsel
Generation Investment Management LLP

Subscribed and sworn to before me, a Notary Public, this 28 day of August 2018.

WENDY YUK WAH SYMON - NOTARY PUBLIC
Edward Young Limited Notary Public London
8 Carlos Place London W1K 3AT United Kingdom
Tel: +44 (0) 20 7499 2605
www.notarypublicinlondon.com
notary@notarypublicinlondon.com

Official Seal

My commission expires ON DEATH

Exhibit E

Proposed Notice for the Order of Exemption

Agency: Securities and Exchange Commission (the "**SEC**" or "**Commission**").

Action: Notice of Application for Exemption under the Investment Advisers Act of 1940 (the "**Advisers Act**").

Applicants: Generation Investment Management US LLP and Generation Investment Management LLP (the "**Advisers**" or "**Applicants**").

Relevant Act Sections: Exemption requested under section 206A of the Act, and rule 206(4)-5(e) thereunder, from the provisions of section 206(4) of the Act and rule 206(4)-5(a)(1) thereunder.

Summary of Application: The Applicants request that the Commission issue an order under section 206A of the Advisers Act and rule 206(4)-5(e) exempting them from rule 206(4)-5(a)(1) under the Advisers Act to permit Applicants to receive compensation for investment advisory services provided to a government entity within the two-year period following a contribution by a covered associate of Applicants to an official of such government entity.

Filing Dates: The application was filed on [DATE].

Hearing or Notification of Hearing: An Order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving Applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on [Date], and should be accompanied by proof of service on Applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Advisers Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons may request notification of a hearing by writing to the Commission's Secretary.

Addresses: Secretary, Securities and Exchange Commission, 100 F Street, NE, Washington, D.C. Applicants: Generation Investment Management US LLP and Generation Investment Management LLP, c/o Robert D. Lenhard, Esq., Covington & Burling LLP, One CityCenter, 850 Tenth Street, NW, Washington, DC 20001.

For Further Information Contact: [CONTACT], [Title] at [(202) ___-____] (Division of Investment Management, SEC).

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's website either at http://www.sec.gov/rules/iareleases.shtml or by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm, or by calling (202) 551-8090.

The Applicants' Representations

1. Generation Investment Management US LLP is registered with the Commission as an investment adviser under the Act. Generation Investment Management LLP is an exempt reporting adviser under 17 C.F.R. § 275.204-4(a). Generation Investment Management US LLP and Generation Investment Management LLP provide discretionary investment advisory services to a wide variety of investors.

2. A public pension plan that is a government entity of the State of California (the "**Client**") is invested in an investment strategy managed by Applicant Generation Investment Management US LLP and for which Applicant Generation Investment Management LLP is a sub-adviser. The investment decisions for the Client are overseen by a twelve-member board of trustees. The Governor of California has direct appointment authority over five members of the board. Due to this authority, a candidate for Governor of California is an "official" of the Client as defined in Rule 206(4)-5 under the Advisers Act (the "**Rule**").

3. On June 7, 2017, Colin Le Duc (the "**Contributor**") contributed $5,000 to the campaign of Gavin Newsom (the "**Official**"), a candidate for Governor of California (the "**Contribution**"). The Contributor serves on Generation Investment Management LLP's Management Committee, is the President of Generation Investment Management US LLP's U.S. office, and on the Contribution Date, was the Co-Chief Investment Officer of the Generation "Growth Equity" strategy. The Applicant represents that the Contributor did not solicit any persons to make contributions to the Official's campaign or coordinate any such contributions, and made no other contributions to the Official.

4. The Applicants represent that the Official and the Contributor have a social relationship that arises from the fact that children of the official and children of the Contributor were classmates in the same primary school at the time of the Contribution. The Applicants represent that the Official and the Contributor have not discussed Client's investments or potential investments.

5. The Client's investment advisory business with the Advisers significantly predates the Contribution. The Applicants represent that they have been doing business with Client since 2007 and that Client's current accounts were initiated between 2007 and 2008. Although the Client announced in February 2018 that a different Generation investment fund not managed by Contributor was eligible to receive a commitment from Client, the Applicants represent that the Client has not materially increased its assets

under management by the Applicants or initiated new mandates or opened new accounts since the Contribution was made. The Applicants represent that (other than occasional remarks to all attendees at conferences and similar events) the Contributor had only a few contacts with the Client between 2012 and 2014 related to a fund now closed to new investors in which the Client chose not to invest. Those contacts were unrelated to the Client's current investment, which pre-dated those contacts by approximately five years. The Applicants represent that the Contributor did not otherwise solicit or communicate with the Client on behalf of Advisers nor did anyone whom he supervises.

6. The Applicants represent that they discovered the Contribution during a routine compliance audit less than six months after the Contribution was made. The Applicants further represent that, once the Applicants learned of the Contribution, they caused the Contributor to request a refund of the Contribution. The Applicants represent that the Contributor received and deposited the full refund within one week after the Applicants learned of the contribution. The Applicants represent that at no time did any employees of the Applicants other than the Contributor have any knowledge of the Contribution prior to the Applicants learning of the Contribution through the compliance audit.

7. The Applicants represent that the Advisers established an escrow account on February 27, 2018 into which Applicants have been depositing an amount equal to the compensation received with respect to the Client's investments since the day of the Contribution. The Applicants represent that compensation to the Advisers for the investment advisory services they provide to the Client comes solely in the form of management fees and incentive fees paid quarterly. The Applicants further represent that all fees earned with respect to the Client's investments since the day of the Contribution have been placed in escrow and will continue to be placed in escrow pending the outcome of this Application. The Applicants represent that they notified the Client of the Contribution and the Application.

8. The Applicants represent that the Advisers' Policy was initially adopted and implemented in 2011. The Applicants represent that the Policy is more restrictive than what was contemplated by the Rule and that the Contributor certified that he would comply with the Policy approximately seven days before making the Contribution. The Applicant represents that the Contributor simply considered the fundraising invitation in its social context and forgot about the Policy's prohibition on contributions to candidates for state or local office at the time of the Contribution.

The Applicants' Legal Analysis

1. Rule 206(4)-5(a)(1) under the Act prohibits a registered investment adviser from providing investment advisory services for compensation to a government entity within two years after a contribution to an official of the government entity is made by the investment adviser or any covered associate of the investment adviser The "[R]ule's

intended purpose" is to combat *quid pro quo* arrangements involving investment advisers making contributions in order to influence a government official's decision regarding advisory business with the advisor.

2. Rule 206(4)-5(b) provides exceptions from the two year prohibition under Rule 206(4)-5(a)(1) with respect to contributions that do not exceed a de minimis threshold, were made by a person more than six months before becoming a covered associate, or were discovered by the adviser and returned by the official within a specified period and subject to certain other conditions.

3. Section 206A and Rule 206(4)-5(e) permit the Commission to exempt an investment adviser from the prohibition under Rule 206(4)-5(a)(1) upon consideration of, among other factors, (i) Whether the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Advisers Act; (ii) Whether the investment adviser: (A) before the contribution resulting in the prohibition was made, adopted and implemented policies and procedures reasonably designed to prevent violations of the rule; and (B) prior to or at the time the contribution which resulted in such prohibition was made, had no actual knowledge of the contribution; and (C) after learning of the contribution: (1) has taken all available steps to cause the contributor involved in making the contribution which resulted in such prohibition to obtain a return of the contribution; and (2) has taken such other remedial or preventive measures as may be appropriate under the circumstances; (iii) Whether, at the time of the contribution, the contributor was a covered associate or otherwise an employee of the investment adviser, or was seeking such employment; (iv) The timing and amount of the contribution which resulted in the prohibition; (v) The nature of the election (e.g., federal, state, or local); and (vi) The contributor's apparent intent or motive in making the contribution which resulted in the prohibition, as evidenced by the facts and circumstances surrounding such contribution.

4. The Applicants request an order pursuant to section 206A and rule 206(4)-5(e) exempting them from the two year prohibition on compensation imposed by rule 206(4)-5(a)(1) with respect to investment advisory services provided to the Client following the Contribution. The Applicants assert that the exemption sought is necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Advisers Act.

5. The Applicants maintain that the fact that at the time of the Contribution the Official did not have authority with respect to the Client's decision to invest with the Advisers and the length of time in which the Contributor obtained a refund from the Official indicate that the Contribution was not part of any *quid pro quo* arrangement, but rather an inadvertent failure to follow the Advisers' Policy by the Contributor.

6. The Applicants state that the Client determined to invest with the Applicants and established an advisory relationship on an arm's length basis free from any improper

influence as a result of the Contribution. In support of this argument, Applicants note that the Client's relationship with the Applicants pre-dates the Contribution. Similarly, the Contributor did not solicit the Client with respect to investments, nor did anyone whom he supervises. The Applicants respectfully submits that the interests of the Client are best served by allowing the Applicants and the Client to continue their relations uninterrupted.

7. The Application submits that the Contribution's decision to make the Contribution to the Official was based on the fact that the request came from his next-door neighbor and the fact that the Official's children were primary school classmates with two of the Contributor's children and not any desire to influence the Client's merit-based selection process for advisory services.

8. Although the Applicants' Policy prohibited the Contribution and the Contributor had certified that he would not make contributions to state or local candidates, Contributor considered the invitation to the fundraiser in its social context and simply forgot about the Policy when he made the Contribution, despite a recent reminder. After the Advisers' discovered the error through a routine compliance audit, at the Contributor's request, the Contribution was refunded in full months before the primary and general elections.

9. The Applicants further submit that the other factors set forth in Rule 206(4)-5(e) similarly weigh in favor of granting an exemption to the Applicants to avoid consequences disproportionate to the violation. The Applicants propose the evidence is clear that the Contributor inadvertently failed to comply with the Policy but admitted to his mistake during an interview pursuant to a routine compliance audit; there was no attempt to influence the investment adviser selection process.

10. Accordingly, the Applicants respectfully submit that the interests of investors and the purposes of the Act are best served in this instance by allowing the Advisers and their Client to continue their relationships uninterrupted in the absence of any intent or action by the Contributor to interfere with the Client's merit-based process for the selection and retention of advisory services. The Applicants submit that an exemption from the two-year prohibition on compensation is necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

<u>**The Applicants' Conditions**</u>

The Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

1. The Contributor will be prohibited from discussing any business of the Applicants with any "government entity" client for which the Recipient is an "official," each as defined in Rule 206(4)-5(f), until June 7, 2019.

2. The Contributor will receive written notification of these conditions and will provide a quarterly certification of compliance until June 7, 2019. Copies of the certifications will be maintained and preserved in an easily accessible place for a period of not less than five years, the first two years in an appropriate office of the Applicants, and be available for inspection by the staff of the Commission.

3. The Applicants will conduct testing reasonably designed to prevent violations of the conditions of the Order and maintain records regarding such testing, which will be maintained and preserved in an easily accessible place for a period of not less than five years, the first two years in an appropriate office of the Applicants, and be available for inspection by the staff of the Commission.

For the Commission, by the Division of Investment Management, under delegated authority.

____

Secretary [or other signatory]

Exhibit F

Proposed Order of Exemption

Generation Investment Management (US) LLP and Generation Investment Management LLP (the "Advisers" or the "Applicants") filed an application on [Date], 2018, pursuant to section 206A of the Investment Advisers Act of 1940, as amended (the "Act") and Rule 206(4)-5(e) thereunder. The Application requested an order granting an exemption from the provisions of section 206(4) of the Act, and Rule 206(4)-5(a)(1) thereunder, to permit the Applicants to provide investment advisory services for compensation to a government entity within the two-year period following a specified contribution to an official of such government entity by a covered associate of the Applicants. The order applies only to the Applicants' provision of investment advisory services for compensation which would otherwise be prohibited with respect to this government entity as a result of the contribution identified in the application.

A notice of filing of the application was issued on [Date] (Investment Advisers Act Release No. [insert number]). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing should be ordered. No request for a hearing has been filed and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, that granting the requested exemption is appropriate, in the public interest, and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Accordingly, IT IS ORDERED, pursuant to section 206A of the Act and Rule 206(4)-5(e) thereunder, that the application for exemption from section 206(4) of the Act, and Rule 206(4)-5(a)(1) thereunder, is hereby granted, effective forthwith.

For the Commission, by the Division of Investment Management, under delegated authority.

____

Secretary [or other signatory]